Free Writing Prospectus

Filed pursuant to Rule 433

Dated January 15, 2009

Relating to

Preliminary Prospectus Supplement dated January 15, 2009 to

Prospectus dated November 25, 2008

Registration Statement No. 333-155674

Final Term Sheet

$500,000,000 4.875% Notes due 2019

Issuer:	Emerson Electric Co.

Principal Amount:	$500,000,000

Title of Securities:	4.875% Notes due 2019

Trade Date:	January 15, 2009

Original Issue Date (Settlement Date):	January 21, 2009

Maturity Date:	October 15, 2019

Benchmark Treasury:	3.750% Notes due November 15, 2018

Benchmark Treasury Yield:	2.222%

Spread to Benchmark Treasury:	270 basis points

Interest Rate:	4.875% per annum

Yield to Maturity:	4.922%

Public Offering Price:	99.619%

Gross Proceeds to Issuer:	$498,095,000

Interest Payment Dates:	Semi-annually in arrears on each April 15 and October 15, commencing April 15, 2009.

Redemption Provision:	Make-whole call at the Treasury Rate plus 40 basis points.

Joint Book-Running Managers:	Banc of America Securities LLC

J.P. Morgan Securities Inc.

Co-Managers:	Barclays Capital Inc.

BNP Paribas Securities Corp.

Citigroup Global Markets Inc.

Morgan Stanley & Co. Incorporated

RBC Capital Markets Corporation

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll-free at 1-800-294-1322 or J.P. Morgan Securities Inc. toll-free at 1-212-843-4533.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.